Exhibit 99.1

Attention: Financial Editors	Stock Symbol:	(PGF) - TSX
(PGH) - NYSE

NEWS RELEASE

PENGROWTH ENERGY CORPORATION ANNOUNCES
2010 YEAR END RESERVES INFORMATION

(Calgary, March 8, 2011) /Marketwire/ - Pengrowth Energy Corporation is pleased to announce its 2010 year end reserves information.

Highlights

•
Pengrowth replaced 183 percent (99 percent through internal development) of annual production at an all-in annual finding, development and acquisition (FD&A) cost of $18.46 per barrel of oil equivalent (boe) including future development capital (FDC) for proved plus probable reserves. The 2010 FD&A costs, excluding changes to FDC, for proved plus probable reserves were $14.61 per boe.

•	On a reserves per debt adjusted share basis, proved plus probable reserves increased by 5.4 percent to 0.78 boe per share compared to year-end 2009.

•
Pengrowth grew its proved plus probable reserves by 7.7 percent to 318.4 MMboe from year-end 2009 levels. Proved reserves constitute 69 percent of the total proved plus probable reserves compared to 73 percent at year-end 2009.

•
All in finding and development (F&D) costs were $15.32 per boe for proved plus probable reserves and $17.63 per boe for proved reserves including changes to FDC ($12.15 per boe and $16.07 per boe, respectively, excluding changes to FDC).

•
Pengrowth added 22.8 MMboe through acquisitions, net of dispositions, in 2010 at a cost of $400.6 million resulting in a proved plus probable acquisition cost of $22.19 per boe including FDC ($17.55 per boe without FDC).

•	Pengrowth achieved a strong recycle ratio of 1.7 times for 2010, for proved plus probable reserves based on the netback of $26.37 per boe.

•	Pengrowth’s proved plus probable reserve life index (RLI) increased to 11.1 years with the proved RLI remaining effectively unchanged at 8.2 years.

•
Pengrowth had an independent economic contingent resource assessment prepared for two of its key resource plays, Lindbergh and Groundbirch.  Lindbergh has 193 MMbbl of best estimate, contingent resource in addition to six MMbbl of proved plus probable reserves. Groundbirch has 71.6 MMboe of best estimate, contingent resource in addition to 27.2 MMboe of proved plus probable reserves. The Lindbergh oil sands estimate is unchanged from Pengrowth’s 2009 year-end report while the Groundbirch assessment reflects the potential from one of North America’s most economic gas resource plays, the

Montney.  The independent economic contingent resource assessments have been provided by GLJ Petroleum Consultants Ltd (GLJ), effective December 31, 2010. Please see the details in “Contingent Resource Assessments” of this news release.

Reserves Classification

Reserves included herein are stated on a company interest basis (working interest before deduction of royalties including any company royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument (NI) 51-101, Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook (COGEH). This news release contains several cautionary statements that are specifically required by NI 51-101 under the heading “Resources and Operational Information”. In addition to the information disclosed in this news release more detailed information is included in Pengrowth’s Annual Information Form (AIF).

Pengrowth’s AIF, dated March 8, 2011 can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Independent Reserves Evaluation

GLJ conducted an independent reserves evaluation effective December 31, 2010 and prepared in accordance with the definitions, standards and procedures contained in the COGEH and NI 51-101.

Reserves

Pengrowth’s proved plus probable reserves at December 31, 2010 were 318.4 MMboe. This represents a 183 percent replacement of proved plus probable reserves produced during 2010 through the addition of 27.1 MMboe resulting from drilling activity, improved recovery applications and technical revisions, and the acquisition of 22.8 MMboe, net of dispositions, offset by 27.3 MMboe of production.

Proved producing reserves are estimated at 183.7 MMboe. This represents approximately 83 percent of the total proved reserves. Total proved reserves account for 69 percent of the proved plus probable reserves. These percentages compare to 85 percent and 73 percent, respectively at December 31, 2009.

Using a ten percent annual discount factor and GLJ’s January 1, 2011 pricing forecast, proved producing reserves account for 68 percent of the proved plus probable reserves before tax present value of $4.6 billion while the total proved reserves account for 77 percent of the proved plus probable reserves before tax present value.

Using a 6:1 boe conversion rate for natural gas, approximately 35 percent of Pengrowth’s proved plus probable reserves are light/medium crude oil, eight percent are heavy oil, nine percent are NGLs, 44 percent are natural gas and four percent are coal bed methane.

Although focused in strategic core areas, Pengrowth is a geographically diversified company with properties located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia. On a proved plus probable reserve basis, the Alberta, British Columbia, Saskatchewan and offshore Nova Scotia holdings account for 74 percent, 14 percent, 10 percent and two percent, respectively, of reserves reported by GLJ.

Reserves Summary 2010
(Company interest)
GLJ January 1, 2011 forecast prices and costs

	Light &					Percent of
	Medium		Natural Gas		Total Oil	P+P Oil
	Crude Oil	Heavy Oil	Liquids	Natural Gas	Equivalent	Equivalent
	(Mbbl)	(Mbbl)	(Mbbl)	(Bcf)	(Mboe)	(%)
Proved Producing	63,893	13,505	19,655	519.6	183,664	58
Proved Developed Non-Producing	2,251	-	721	23.4	6,874	2
Proved Undeveloped	15,085	1,732	878	76.8	30,489	10
Total Proved	81,228	15,238	21,254	619.8	221,028	69
Total Probable	29,069	11,234	8,227	293.2	97,402	31
Total Proved Plus Probable (P+P)	110,297	26,472	29,481	913.1	318,429	100
Reserves Reconciliation

Reserves Reconciliation

Pengrowth added 50.0 MMboe of proved plus probable reserves during 2010, replacing 183 percent of production. Reserve additions of 27.1 MMboe, mainly resulting from drilling and improved recovery projects with some net positive technical revisions, accounted for approximately 54 percent of the increase. Most significant of these were drilling extensions at Groundbirch, Carson Creek and Harmattan and positive revisions due to performance improvements at Kaybob and Twining.  The balance of the additions, totaling 22.8 MMboe, resulted from acquisitions less minor dispositions. The acquisition of Monterey Exploration Ltd. (Monterey) in mid-September, created a new core area for Pengrowth while some minor acquisitions added to Pengrowth’s ownership in existing core areas. Production during 2010 amounted to 27.3 MMboe or 74,693 boe per day.

Reserves Reconciliation 2010
(Company interest)
GLJ January 1, 2011 forecast prices and costs

	Light &		Natural
	Medium	Heavy	Gas	Natural	Total Oil
	Crude Oil	Oil	Liquids	Gas	Equivalent
	(Mbbl)	(Mbbl)	(Mbbl)	(Bcf)	(Mboe)
Total Proved
December 31, 2009	82,803	16,355	21,473	575.5	216,554
Technical Revisions	2,609	916	892	24.9	8,574
Drilling	2,781	83	1,879	35.8	10,712
Improved Recovery	780	363	17	0.4	1,221
Acquisitions	274	-	506	64.5	11,534
Dispositions	(83)	-	(4)	(1.3)	(302)
Production	(7,936)	(2,478)	(3,508)	(80.1)	(27,264)
December 31, 2010	81,228	15,238	21,254	619.8	221,028
Total Proved Plus Probable
December 31, 2009	112,249	27,724	29,587	757.0	295,734
Technical Revisions	2,149	715	371	6.6	4,328
Drilling	3,387	159	2,138	98.7	22,135
Improved Recovery	225	353	19	0.4	664
Acquisitions	334	-	880	132.0	23,214
Dispositions	(112)	-	(5)	(1.6)	(383)
Production	(7,936)	(2,478)	(3,508)	(80.1)	(27,264)
December 31, 2010	110,297	26,472	29,481	913.1	318,429

Net Present Value Summary 2010
GLJ January 1, 2011 forecasted prices and costs

Before Income Taxes

						Percent of P+P
						Discounted
($ millions, except percentages)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%	at 10%
Proved Producing	5,338	3,945	3,143	2,626	2,267	68
Proved Developed Non-Producing	197	123	86	64	50	2
Proved Undeveloped	994	551	325	198	120	7
Total Proved	6,530	4,618	3,553	2,887	2,437	77
Total Probable	3,396	1,769	1,084	732	526	23
Total Proved Plus Probable (P+P)	9,926	6,387	4,636	3,620	2,963	100

GLJ’s January 1, 2011 forecast prices and inflation rate for costs are shown below:

	WTI	Light Crude	Natural Gas	Inflation
	Crude Oil	Oil	at AECO	Rate
Year	($US/bbl)	($Cdn/bbl)	($Cdn/MMBtu)	(%/year)
2010 (Actual)	79.42	78.02	4.17	-
2011	88.00	86.22	4.16	2.0
2012	89.00	89.29	4.74	2.0
2013	90.00	90.92	5.31	2.0
2014	92.00	92.96	5.77	2.0
2015	95.17	96.19	6.22	2.0
2016	97.55	98.62	6.53	2.0
2017	100.26	101.39	6.76	2.0
2018	102.74	103.92	6.90	2.0
2019	105.45	106.68	7.06	2.0
2020	107.56	108.84	7.21	2.0
Thereafter	+2%/yr	+2%/yr	+2%/yr	2.0

Reserve Life Index

The proved plus probable RLI of 11.1 years was an increase from 10.6 years last year, mainly due to Pengrowth’s ongoing development efforts and the Monterey acquisition. Pengrowth’s proved RLI decreased slightly to 8.2 years from 8.3 years last year.

(years)	2010	2009	2008	2007
Proved Producing	7.2	7.3	7.0	7.1
Total Proved	8.2	8.3	8.0	8.2
Total Proved plus Probable	11.1	10.6	10.6	10.4

Reserve life index refers to the number of years determined by dividing the company interest reserves by the next year’s forecast company interest production from the GLJ report for the corresponding reserve category.

Finding, Development and Acquisition Costs

Finding and Development Costs

During 2010, Pengrowth spent $329.5 million, net of drilling credits, on development and optimization activities, which added 20.5 MMboe of proved and 27.1 MMboe of proved plus probable reserves including revisions. The largest proven plus probable additions were a result of drilling extensions at Groundbirch, Carson Creek and Harmattan.

In total, Pengrowth participated in drilling 214 gross wells (128 net wells) during 2010 with a 96 percent success rate.

Acquisitions and Dispositions

Pengrowth made one large acquisition during 2010 aimed at creating a new core area.  The Monterey acquisition represented a significant step forward in Pengrowth’s value creation strategy by providing multiple operated, low risk drilling opportunities in the early stages of a Montney resource play development in northeast British Columbia.  In addition, Pengrowth completed a number of smaller acquisitions that increased ownership in existing core areas in an ongoing effort to high-grade its portfolio. Pengrowth spent $400.6 million (net of dispositions), on acquisitions that added, net of dispositions, 11.2 MMboe of proved and 22.8 MMboe of proved plus probable reserves in 2010.

Finding, Development and Acquisitions Costs

Pengrowth’s finding, development and acquisition costs are summarized below. These are determined separately for exploration and development activity, and acquisition and disposition transactions, and with and without the change in future development costs. Future development costs reflect the amount of estimated capital that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of future development costs will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets.

	2010		2009		2008- 2010 Weighted Average
		Proved plus		Proved plus		Proved plus
	Proved	Probable	Proved	Probable	Proved	Probable
Costs Excluding Future Development Capital
Exploration and Development Capital Expenditures ($MM)	329.5	329.5	202.2	202.2	920.0	920.0
Exploration and Development Reserve Additions including Revisions (MMboe)	20.5	27.1	11.3	2.6	49.5	53.6
Finding and Development Cost - $/boe	16.07	12.15	17.91	78.46	18.60	17.17
F&D Recycle Ratio, $/$	1.64	2.17	1.42	0.32	1.56	1.69

Net Acquisition Capital ($MM)	400.6	400.6	(6.2)	(6.2)	525.2	525.2
Net Acquisition Reserve Additions (MMboe)	11.2	22.8	(0.9)	(1.3)	16.7	31.2
Net Acquisition Cost ($/boe)	$35.67	$17.55	$6.65	$4.86	$31.39	$16.81

Total Capital Expenditures including Net Acquisitions ($MM)	730.1	730.1	196.0	196.0	1,445.1	1,445.1
Reserve Additions including Net Acquisitions (MMboe)	31.7	50.0	10.4	1.3	66.2	84.8
Finding Development and Acquisition Cost ($/boe)	23.00	14.61	18.93	151.45	21.83	17.04

Costs Including Future Development Capital
Exploration and Development Capital Expenditures ($MM)	329.5	329.5	202.2	202.2	920.0	920.0
Exploration and Development Change in FDC ($MM)	32.0	86.0	(42.8)	(122.8)	1.2	143.2
Exploration and Development Capital including Change in FDC ($MM)	361.5	415.5	159.4	79.4	921.2	1,063.2
Exploration and Development Reserve Additions including Revisions (MMboe)	20.5	27.1	11.3	2.6	49.5	53.6
Finding and Development Cost ($/boe)	17.63	15.32	14.12	30.81	18.62	19.85
F&D Recycle Ratio ($/$)	1.50	1.72	1.80	0.82	1.56	1.46

Net Acquisition Capital ($MM)	400.6	400.6	(6.2)	(6.2)	525.2	525.2
Net Acquisition FDC ($MM)	34.0	106.0	0.8	0.8	35.8	116.8
Net Acquisition Capital including FDC ($MM)	434.6	506.6	(5.4)	(5.4)	561.0	642.0
Net Acquisition Reserve Additions (MMboe)	11.2	22.8	(0.9)	(1.3)	16.7	31.2
Net Acquisition Cost ($/boe)	38.69	22.19	5.80	4.23	33.53	20.55

Total Capital Expenditures including Net Acquisitions ($MM)	730.1	730.1	196.0	196.0	1,445.1	1,445.1
Total Change in FDC ($MM)	66.0	192.0	(42.0)	(122.0)	37.0	260.0
Total Capital including Change in FDC ($MM)	796.1	922.1	154.0	74.0	1,482.1	1,705.1
Reserve Additions including Net Acquisitions (MMboe)	31.7	50.0	10.4	1.3	66.2	84.8
Finding Development and Acquisition Cost including FDC ($/boe)	25.08	18.46	14.87	57.16	22.39	20.11

	2010		2009		2008- 2010 Weighted Average
Operating Netback ($/boe) (1)	26.37		25.38		28.96

(1)
The operating netbacks are equal to sales revenue plus other income less royalties less operating expenses less transportation and injectants.  Please see Pengrowth's 2010 year-end Management Discussion & Analysis and AIF for further description.

Total Future Net Revenue (Undiscounted)
GLJ January 1, 2011 forecast pricing and costs:

($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment Costs(1)	Revenue Before Income Tax	Income Tax (2)	Revenue After Income Tax
Proved Producing	12,160	(2,305)	(4,071)	(216)	(230)	5,338	(525)	4,813
Proved Developed Non-Producing	455	(109)	(112)	(33)	(4)	197	(58)	139
Proved Undeveloped	2,439	(494)	(585)	(354)	(12)	994	(264)	730
Total Proved	15,054	(2,908)	(4,768)	(603)	(245)	6,530	(849)	5,681
Total Probable	7,359	(1,436)	(2,020)	(475)	(31)	3,396	(837)	2,559
Total Proved Plus Probable	22,413	(4,344)	(6,788)	(1,079)	(277)	9,926	(1,686)	8,240

(1)
Includes GLJ’s estimate of well abandonment costs and abandonment of Sable Island facilities and subsea pipelines, but does not include abandonment costs for other facilities or any surface reclamation costs. Please see our AIF for further description.

(2)
Income tax values were calculated by Pengrowth using GLJ’s before tax cash flow, current corporate tax rates, existing tax pools and additions to the tax pools through capital expenditures as forecast by GLJ. Please see our AIF for further description.

Tax Pools

Pengrowth’s tax pools total approximately $3.0 billion as at December 31, 2010. The table below provides an estimate of tax pools by category as at December 31, 2010. These estimates are based upon forecasts prepared internally and have not been verified by any provincial or federal taxing authority.

Tax Pools	($ millions)
COGPE	1,346
CDE	379
UCC	577
CEE	18
Other (Injectants, etc.)	657
Total	2,977

Contingent Resource Assessments

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates.  Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.  A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.  A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

The table below summarizes the values reported in our AIF for the estimated volumes of company interest reserves and contingent resources attributable to the Lindbergh property and the Groundbirch property based upon forecast prices and costs. The estimates are in accordance with the definitions and guidelines in the COGEH and NI 51-101. Please note that reserves and contingent resources involve different risks associated with achieving commerciality. Under the fiscal conditions, including commodity price and cost assumptions, applied in the estimation of reserves, the likelihood that a project will achieve commerciality is assumed to be 100 percent, whereas the likelihood of a contingent resource achieving commerciality may be less than 100 percent.

	Reserves and Resources - December 31, 2010
		Estimated Reserves		Estimated Economic Contingent Resource
		Total	Proved plus
	Total	Proved plus	Probable	Low	Best	High
Area	Proved	Probable	plus Possible	Estimate	Estimate	Estimate
Lindbergh (MMbbl)	-	6.3	18.5	148.5	193.4	257.9
Groundbirch (MMboe)	9.0	27.2	31.2	42.1	71.6	106.4

Lindbergh (SAGD)

The Lindbergh oil sands property is located approximately 420 kilometres northeast of Calgary and 65 kilometres southwest of Cold Lake. Pengrowth holds a 100 percent Working Interest in this oil sands asset where oil gravity averages 11ºAPI. The Upper Lloydminster and Lower Rex are the targeted formations. These formations contain bitumen-saturated sands up to 23 metres thick at approximately 500 metres depth.

Pengrowth is planning a pilot at Lindbergh that is the basis for probable reserves and probable plus possible reserves. In addition, there are economic contingent resources for the area surrounding the pilot. GLJ has updated the evaluation of the reserves and economic contingent resources for Lindbergh as of December 31, 2010. The evaluation was limited to portions of the reservoir amenable to steam assisted gravity drainage (SAGD). The pilot's profitability will be sensitive to oil prices and reservoir quality and will be forecast to be profitable using forecast prices and reserves quality and costs.

Groundbirch

The Groundbirch property is located approximately 40 kilometres southwest of Ft. St. John, British Columbia and covers an area of approximately 13,440 acres. Pengrowth has an average 90 percent working interest in the lands that were acquired from Monterey Exploration Ltd. in September 2010.  Production from the Montney formation began on this property in December 2010. For those areas producing and immediately adjacent, GLJ has assigned proved, probable and possible reserves. For areas outside of this, GLJ has assigned economic contingent resources.

The Groundbirch property contains Montney gas which is currently one of the most economic shale gas resource plays in North America.  Pengrowth plans to continue development of this resource at a rate to keep the existing infrastructure running at full capacity.  If Pengrowth’s outlook on gas prices improves, there is opportunity to expand the infrastructure and increase production from this resource.

PENGROWTH ENERGY CORPORATION
Derek W. Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory:
All amounts are stated in Canadian dollars unless otherwise specified. All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s January 1, 2011 forecast prices and costs as disclosed herein. Numbers presented may not add due to rounding.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 Mcf: 1 bbl).  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

In addition, Pengrowth uses the following frequently recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “MMbbls refers to a million barrels, “Mboe” refers to a thousand barrels of oil equivalent, “MMboe” refers to a million barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “Bcf” refers to billion cubic feet.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  Forward-looking statements in this press release include, but are not limited to, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth's 2011 development programs, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, abandonment and reclamation costs and tax pools. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent year-end Management's Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Note to US Readers
Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.
We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.
We include herein estimates of proved, proved plus probable and possible reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.